October 28, 2019

John V. Whitman, Jr.
Chief Executive Officer
Sports Venues of Florida, Inc.
1220 Fordham Dr.
Sun City Center, FL 33573

       Re: Sports Venues of Florida, Inc.
           Offering Statement on Form 1-A
           Filed October 1, 2019
           File No. 024-11089

Dear Mr. Whitman, Jr.:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 1, 2019

Offering Circular Cover Page, page ii

1. We note your disclosure that the offering price will be between $.025 and $.08 per common share. We also note that you checked the box in Part I indicating that you do not intend to price this offering after qualification pursuant to Rule 253(b) . Please disclose throughout the offering statement the fixed price at which the common stock will be offered during the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A.
2. We note that the common stock being offered is on a best efforts basis. Please provide the table of securities being offered. Refer to Item 1(e) of Part II of Form 1-A for guidance.
Business, page 17

3. You have checked the box indicating you meet the criteria for eligibility for the use of
       Form 1-A. Securities Act Rule 251(b)(3) provides that Form 1-A is not available for
 John V. Whitman, Jr.
Sports Venues of Florida, Inc.
October 28, 2019
Page 2
         issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. You disclose that you are a development stage company and that your business plan is to purchase existing businesses. We also note from page 13 that a principal use of proceeds from the offering is to engage in acquisitions. Please provide us with your analysis as to why you believe you are eligible to use Regulation A for the proposed transaction. Please refer to Securities Act Rule
         251(b)(3).
Item 17. Description of Exhibits , page 25

4. We note that in order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement. Please file your subscription agreement as an exhibit to your offering circular.
Plan of Distribution, page 25

5. Please revise to provide the information required by Item 5 of Part II of Form 1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Asia Timmons-Pierce at (202)
551-3754 with any other questions.



FirstName LastNameJohn V. Whitman, Jr.                        Sincerely,
Comapany NameSports Venues of Florida, Inc.
                                                              Division of
Corporation Finance
October 28, 2019 Page 2                                       Office of
Manufacturing
FirstName LastName